Exhibit 6

LETTER AGREEMENT

Dear David:

I am pleased to advise you that the Board of Directors of Independent Bank Group, Inc. (the “Company”), has on the date of this notice granted to you a total of 12,000 shares (the “Shares”) of common stock of the Company (the “Common Stock”) under and pursuant to the Independent Bank Group, Inc. Stock Grant Plan (the “Plan”), a copy of which is attached hereto. These shares are being issued to you in consideration of services rendered by you to the Company and/or the Company’s subsidiary, Independent Bank.

These shares are subject to restriction on transfer and are subject to forfeiture as set forth in the Plan. By signing below, you agree to be bound by the terms of the Plan and the restrictions set forth therein. In addition, in consideration of the grant of the Shares, you agree as follows:

1.	Shareholders Agreement. Simultaneously with your execution of this Letter Agreement, you have signed the attached Shareholders Agreement to the extent that you have not already done so. You acknowledge and agree that the Shareholders Agreement restricts the transfer of the Shares.

2.	Right to Repurchase. In the event your employment with the Company and/or the Bank is terminated for any reason after the end of the Restricted Period (as defined in the Plan), the Company shall have the right, but not the obligation, to repurchase from you or your estate, as applicable, all of the Shares. The repurchase price shall be equal to the greater of (i) two (2) times the tangible book value of the Shares as of the date of the termination of your employment as determined from the Company’s financial records, or (ii) the market value of the Shares as determined by the most recent bona fide sale of shares of Company common stock representing a minority interest in the Company. If the Company desires to exercise such right to repurchase, the Company shall give written notice to you within sixty (60) days of the date of termination of your employment. Within ten (10) days of the date of such notice, the Company shall deliver to you or your estate the repurchase price in cash (payable in the form of a check) and you or your estate shall deliver to the Company certificates evidencing the Shares duly endorsed and in proper form for transfer.

3.

Confidential Information. You recognize and acknowledge that you have access to certain information regarding the Bank and the Company, including without limitation business and financial methods and practices, plans, pricing and marketing techniques, customer identities, information and lists (the “Confidential Information”) and that the Confidential Information is valuable, special and unique property of the Bank and the Company. You shall not at any time, either during the term of this Letter Agreement or subsequent to the termination of your employment, disclose to others, use, copy, or permit to be copied, the Confidential Information of the Bank and the Company (regardless of whether developed by you) except in your performance of your official duties on behalf of the Bank. You further agree that if your employment with the Bank is terminated (for whatever reason), you shall not take with you but will leave with the Bank all records, papers and computer data and any copies thereof relating to the Confidential Information. You acknowledge and agree that all such papers, records and computer data or copies thereof are and shall remain the property of the Company and/or the Bank.

You must execute and deliver this Letter Agreement to the Company within thirty days in order to receive the Shares allocated to you. Upon receipt of an executed copy of this Letter Agreement, the Company will issue a certificate evidencing the number of Shares. The Company shall retain the certificate until the restrictions are no longer applicable.

Date: January 1, 2009

Very truly yours,

INDEPENDENT BANK GROUP, INC.

	By:	/s/ Daniel W. Brooks
Daniel W. Brooks
Vice Chairman

ACCEPTED AND AGREED to as of January 1, 2009.

/s/ David R. Brooks
David R. Brooks